EXHIBIT (c)(v)

Announcement Entitled

QTC announces mid-year review of its 2011-12 indicative borrowing program

MEDIA RELEASE
18 January 2012

QTC announces mid-year review of its 2011-12 indicative borrowing program

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and financial risk management adviser, has revised its estimated borrowing requirement for the 2011-12 financial year down from $22 billion to $19.2 billion, following the release of the Queensland State Budget Mid-Year Fiscal and Economic Review (www.treasury.qld.gov.au) on 13 January 2012. Over the forward estimates’ period (to June 2015) the total borrowing requirement remains largely unchanged.

The decrease in the borrowing requirement has occurred as a result of Queensland’s lower capital spend in 2011-12, particularly in the energy and rail corporations, and advance payments received from the Australian Government relating to natural disaster works.

The revised borrowing estimate comprises a net $9 billion in new funding to meet the capital works and asset procurement requirements of the Queensland public sector, and $10.2 billion required to refinance maturing debt (see attachment for further details).

Capital expenditure in the State this year, including local authorities, is expected to be more than $14.5 billion. QTC has prefunded $2.3 billion of the $11.3 billion debt portion of this expenditure.

Review of 2011–12 funding activity to date

As at 13 January, QTC had raised approximately $13.7 billion towards its 2011-12 borrowing program with funding sourced through its benchmark bond, medium-term note and commercial paper programs. Changes in outstandings1 are detailed in the table below.

Funding facility	Outstandings as at 13 January 2012 (A$M*)	Outstandings as at 30 June 2011 (A$M*)	Change in outstandings (A$M*)
Domestic benchmark bond	70,000	63,100	6,900
Commercial paper	6,100	4,700	1,400
Domestic non-benchmark bond	600	200	400
US medium-term note (USMTN)	200	0	200
Euro medium-term note (EMTN)	1,000	900	100
Capital indexed bond**	800	800	0
Global benchmark bond	1,700	1,800	(100)

Total	80,400	71,500	8,900

*	Numbers are rounded to nearest $100m
**	Includes capital indexation
[1]	Does not include refinancing

GPO Box 1096, BRISBANE QLD AUSTRALIA 4001 T 07 3842 4600 · F 07 3221 4122 · WWW.QTC.QLD.GOV.AU PAGE 1 OF 3

Funding strategy

To complete its 2011-12 borrowing program ($5.5 billion), QTC will maintain its current strategy of issuing bonds on a reverse enquiry basis while simultaneously taking advantage of other term funding opportunities should they arise.

QTC’s indicative borrowing program for financial year 2012-13 is scheduled for release in June 2012.

ENDS

For further enquiries, please contact:

Joanne Nelson, General Manager, Communication & Marketing: Ph: 07 3842 4714 or 0416 268 414

Richard Jackson, General Manager, Funding & Markets: Ph: 07 3842 4770

Jean-Luc Petit, Senior Director, Funding & Markets: Ph: 07 3842 4775

QTC Media Release attachment (18 January 2012)

Mid-Year Update

QTC 2011-12 Indicative Borrowing Program

Borrowing details	2011-12 Mid-year update A$M	2011-12 Original A$M
New borrowings:
Capital works and asset procurement	11,300	14,100
Funding in advance of client borrowings	(2,300)	(2,300)

Total new borrowing	9,000	11,800

Refinancing of maturing debt:
Term debt	5,500	5,500
Commercial paper[1]	4,700	4,700

Total refinancing	10,200	10,200

TOTAL BORROWING PROGRAM[2]	19,200	22,000

[1]	Commercial paper outstanding as at 30 June 2011.
[2]	Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.